 1-A/A LIVE 0001794790 XXXXXXXX 024-11154 MjLink.com, Inc. DE 2018 0001794790 7374 83-3646570 0 0 3465 Gaylord Court Suite A509 Englewood CO 80113 855-933-3277 Kenneth Tapp, CEO Other 5500.00 0.00 43000.00 0.00 53158.00 0.00 0.00 381222.00 -328063.00 53158.00 234584.00 244192.00 0.00 -328063.00 -218.71 0.00 BF Borgers CPA PC Common 5270682 000000000 N/A Preferred 10068087 000000000 N/A 0 000000000 N/A true true false Tier2 Audited Equity (common or preferred stock) N N N Y N N 20000000 5270682 2.5000 50000000.00 0.00 0.00 0.00 50000000.00 0.00 0.00 0.00 BF Borgers CPA PC 10000.00 0.00 0.00 0.00 46000000.00 true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS MT NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 PR false MjLink.com, Inc. Common 35478993 0 MjLink.com, Inc. Preferred 10068087 0 Section 4(2) not involving a public offering.